Exhibit 99.1

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Balance Sheet
(Unaudited)

	February 28, 2009 $	August 31, 2008 $
Assets

Current assets
Cash	4,868,436	6,344,793
Short term investments (note 3)	11,795,948	11,282,146
Restricted investments - letter of credit	4,000,000	4,000,000
Accounts receivable	4,226,640	5,538,348
Inventory	162,300	229,597
Prepaid expenses and other assets	3,354,426	2,410,579
Restricted investments (note 4)	-	6,630,744

	28,407,750	36,436,207

Long term prepaids	2,516,328	1,381,685

Property and equipment	16,161,135	17,748,597

Contract rights, distribution rights and computer software	191,119,788	200,718,239

Total assets	238,205,001	256,284,728

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	21,616,417	20,618,164
Interest payable	996,922	849,059
Deferred revenue	22,875,875	19,926,157

	45,489,214	41,393,380

Long-term debt (note 4)	150,391,848	124,856,195

Deferred revenue	3,443,200	3,588,033

Long-term obligations	4,799,018	2,435,481

Total liabilities	204,123,280	172,273,089

Shareholders’ Equity
Share capital (note 5)	325,841,751	314,834,565
Contributed surplus (note 5)	31,129,225	39,723,905
Deficit	(322,889,255)	(270,546,831)

Total shareholders’ equity	34,081,721	84,011,639

Total liabilities and shareholders’ equity	238,205,001	256,284,728

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statement of Operations and Deficit
(Unaudited)

	Three Months Ended		Six Months Ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008

Revenue	12,779,842	9,195,603	25,236,505	17,341,554

Operating expenses
Cost of revenue	8,694,095	7,163,163	16,140,613	14,512,006
General and administrative	3,848,842	3,696,235	8,243,321	8,001,780
Modification of service provider contract (note 8)	-	-	(1,792,256)	-
Stock-based compensation (note 5)	610,725	770,077	1,301,088	1,842,447
Marketing	6,262,168	7,425,594	11,993,552	14,464,902
Amortization of intangible assets and property and equipment	5,576,018	5,569,664	11,148,331	11,143,675

	24,991,848	24,624,733	47,034,649	49,964,810

Loss before the undernoted	(12,212,006)	(15,429,130)	(21,798,144)	(32,623,256)

Interest revenue	137,423	510,031	330,658	895,404

Interest expense	5,152,433	4,344,093	10,008,554	8,067,836

Foreign exchange gain(loss)	(3,604,570)	1,495,028	(20,866,384)	5,870,484

Net loss and comprehensive loss for the period	(20,831,586)	(17,768,164)	(52,342,424)	(33,925,204)

Deficit - Beginning of period	(302,057,669)	(212,379,191)	(270,546,831)	(196,222,151)

Deficit - End of period	(322,889,255)	(230,147,355)	(322,889,255)	(230,147,355)

Basic and fully diluted loss per common share	(0.43)	(0.37)	(1.08)	(0.71)

2

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statement of Cash Flows
(Unaudited)

	Three Months Ended		Six Months Ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(20,831,586)	(17,768,164)	(52,342,424)	(33,925,204)
Add (deduct): Non-cash items
Costs paid by parent company	61,228	55,662	121,014	110,013
Stock-based compensation expense	610,725	770,077	1,301,088	1,842,447
Amortization of intangible assets	4,800,985	4,799,429	9,601,883	9,598,833
Amortization of property and equipment	775,033	751,381	1,546,150	1,525,988
Accrued interest - debt	996,922	789,382	147,863	199,067
Accrued interest receivable	(73,456)	(198,807)	(144,753)	(407,240)
Interest accretion expense	160,268	283,733	414,274	482,106
Increase in long term obligations	1,054,314	-	2,345,063	-
Loss on disposal of property and equipment	60,996	18,854	83,512	206,667
Unrealized foreign exchange losses(gains)	3,327,133	(1,363,682)	19,848,724	(6,509,359)
Net change in non-cash working capital related to operations (note 9)	(457,238)	(5,267,961)	8,040,845	5,229,897

Net cash used in operating activities	(9,514,676)	(17,130,096)	(9,036,761)	(21,646,785)

Investing activities
Payment of interest settled from restricted investments	8,110,913	6,385,200	8,110,913	6,385,200
Sale of short-term investments	11,679,832	24,945,350	19,977,158	30,795,350
Purchase of short-term investments	(11,795,948)	(16,400,536)	(20,490,960)	(41,582,329)
Proceeds on sale of property and equipment	-	-	-	31,022
Purchase of property and equipment	(17,272)	(182,151)	(42,200)	(193,778)
Purchase of computer software	(950)	-	(950)	(4,513)

Net cash provided by (used in) investing activities	7,976,575	14,747,863	7,553,961	(4,569,048)

Financing activities
Proceeds from XM credit facility (note 4)	-	1,517,983	-	1,517,983
Proceeds from convertible notes (note 4)	-	-	-	19,396,445

Net cash provided by financing activities	-	1,517,983	-	20,914,428

Foreign exchange gains(losses) on cash held in foreign currency	1,081	(3,885)	6,443	(17,878)

Change in cash during the period	(1,537,020)	(868,135)	(1,476,357)	(5,319,283)

Cash - Beginning of period	6,405,456	5,073,783	6,344,793	9,524,931

Cash - End of period	4,868,436	4,205,648	4,868,436	4,205,648

Supplemental cash flow disclosures
Utilization of XM credit facility	2,026,562	2,762,401	3,887,972	3,766,016

3

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

1	Basis of presentation

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month and six-month period ended February 28, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2009. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2008, except as described below.

2	Summary of significant accounting policies

Accounting changes

In March 2007, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. There was no effect on the financial statements when the new standard was adopted on September 1, 2008.

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company has adopted this new standard effective September 1, 2008. Capital disclosures are described in note 10.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for annual periods beginning after January 1, 2008. The Company adopted this new guidance effective September 1, 2008.

Recent accounting pronouncements

In February 2008, CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged.  The Company will adopt this standard in the year ending August 31, 2010.

4

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

3	Short-term investments

Short-term investments consist of US dollar corporate bonds with an original maturity greater than three months and Canadian dollar bank acceptances with original maturities of two to twelve months, which are measured at amortized cost.

4	Long term Debt

	February 28, 2009	August 31, 2008

Senior notes	124,915,128	103,400,012
Convertible notes	15,729,431	15,276,172
XM credit facility	9,747,289	6,180,011

	150,391,848	124,856,195

Senior notes

On February 10, 2006, the Company issued US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes), in a private placement. Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010.

The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes. The last of these interest payments were made from the interest reserve account in February 2008. The balance of the interest reserve account at August 31, 2008 is disclosed as restricted investments on the consolidated balance sheets. The indenture also contains certain provisions which restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032 which are netted against the principal. During the three and six months ended February 28, 2009, $180,439 and $448,626 (2008 - $172,500 and $345,000) respectively of interest expense was included in the consolidated statements of operations and deficit, which related to the amortization of these costs.

In addition, the Company has determined the notes contain an embedded derivative resulting in an initial fair value of the loan of US$101 million. The embedded derivative was valued at $0 at February 28, 2009.

5

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM), a wholly owned subsidiary of Sirius XM Radio Inc., and $6.0 million were issued to shareholders of CSRI Inc (CSRI), including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date.

This financial instrument contains both a liability and an equity element. On September 12, 2007, the Company determined the value of the liability, the most easily measurable component to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as allowed under the CICA Handbook Section 3863. As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. During the three and six months ended February 28, 2009, $31,834 and $70,160 (2008 - $101,840 and $118,899) of interest accretion expense was included in interest expense in the consolidated statements of operations.  The accrued interest payable balance at February 28, 2009 included $266,666 for the convertible notes. The effective interest rate based on the liability element is 15%.

XM Credit Facility

During fiscal 2006, XM provided to the Company a credit facility of $45 million, to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  During the quarter ending February 28, 2009, the Company utilized $2,026,562 under the facility to pay fees due to XM of $ 1,741,845, and interest accrued on the facility of $284,717. To date, the Company has utilized a total of $ 11,517,791 under the facility to pay fees due to XM of $10,388,088, purchase repeater equipment parts of $165,068 and interest accrued of $964,635. The facility matures on December 31, 2012 and bears an interest rate of 9% per year on draws prior to September 1, 2008. Effective September 1, 2008, the interest rate on subsequent draws on the facility was increased to 17.75%.  During the quarter, the effective interest rate of the amounts drawn on the facility was 17.75%. The Company also has the right to prepay borrowings and accrued interest anytime without penalty.

This financial instrument contains both a liability and an equity element. For the increased draw on the credit facility during the quarter ended February 28, 2009, the Company has determined the value of the liability, the most easily measurable component to be $1,507,765 and assigned the residual amount of $272,107 to the equity component as allowed under CICA 3863, “Financial Instruments - Disclosure and Presentation”.

6

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

5	Share capital and contributed surplus

The authorized share capital of the Company as at February 28, 2009 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. The Class B Voting Shares participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

As at February 28, 2009, the Company had issued 22,415,462 Class A Subordinate Voting Shares and 81,428,133 Class B Voting Shares.

Stock compensation

Stock option activity during the period ended February 28, 2009 was as follows:

	Number of options	Weighted average exercise price $

Balance as at August 31, 2008	3,490,500	7.32
Granted	346,500	1.37
Forfeited	(1,500)	6.53

Balance as at November 30, 2008	3,835,500	6.78
Exercised	(650,000)	0.01
Forfeited	(500)	6.53

Balance as at February 28, 2009	3,185,000	8.16

In February 2009, 650,000 stock options previously granted in December 2005 were exercised and 650,000 Class A Subordinate Voting Shares were issued.

In November 2008, the Company granted stock options to certain of its employees for 346,500 Class A Subordinate Voting Shares with an exercise price of $1.37. The options vest from 2 to 3 years.

In January 2007, the Board of Directors of the Company approved a restricted stock unit plan that allowed for the issuance of shares to certain designated employees and directors of the Company.  At August 31, 2008, there were 16,051 restricted share units outstanding with a weighted average grant date price of $5.28.  During the quarter ended February 28, 2009, these restricted share units were settled and released as 16,051 Class A Subordinate Voting Shares.

7

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

Contributed surplus

Changes in contributed surplus for the period ending February 28, 2009 were as follows:

Amount

Balance as at August 31, 2008	39,723,905
Stock-based compensation related to stock options	690,363
Equity portion of XM credit facility (note 4)	195,860
Cost incurred by CSRI	59,786

Balance as at November 30, 2008	40,669,914
Shares issued for stock options exercised	(10,400,000)
Stock-based compensation related to stock options	610,725
Equity portion of XM credit facility (note 4)	272,107
Shares issued in settlement of RSUs	(84,749)
Cost incurred by CSRI	61,228

31,129,225

6	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share for the three months ended February 28, 2009 was 48,663,221 (2008 - 47,770,669).

The weighted average number of shares outstanding used to compute basic loss per share for the six months ended February 28, 2009 was 48,257,349 (2008 - 47,727,648).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share and are convertible into Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.

The stock options (note 5) and convertible debt instruments (note 4) and the rights to elect interest payable in shares were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.

8

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

7	Related party accounts and transactions

During the three and six months ended February 28, 2009, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. During the three and six months ended February 28, 2009, the Company incurred approximately $2,156,691 and $4,160,269 (2008 - $1,440,167 and $2,638,450) respectively in expenses related to the License Agreement. The Company incurred expenses of approximately $147,752 and $285,467 for the three and six months ended February 28, 2009 (2008 - $112,800 and $225,600) related to technical services.

During the three and six months ended February 28, 2009, the Company also incurred approximately $75,891 and $343,601 (2008 - $636,900 and $1,104,006) respectively related to the reimbursement of call centre and other charges paid on CSR’s behalf.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	February 28, 2009	August 31, 2008
Accounts payable to XM	$1,109,223	$2,244,960

During the three and six months ended February 28, 2009, the Company utilized $2,026,562 and $3,887,972 (2008 - $2,762,401 and $3,766,016) under the credit facility of $45 million previously provided to XM. This facility is to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  The details of this credit facility are included in note 4.

During the three and six months ended February 28, 2009, the Company received printing services from AMI Printing valued at approximately $198 and $6,902 (2008 - $49,489 and $136,343), incurred costs related to business events from Knightsbridge Investments Inc. totalling approximately $57,200 and $57,200 (2008 - $7,700 and $7,700), sold approximately $0 and $0 (2008 - $112,650 and $174,285) of advertising to Priszm LP and has an annual payroll services agreement with Priszm LP totalling $35,000.  The Company’s Chief Executive Chairman has a direct or indirect ownership interest in the Companies described above. In addition, the Company incurred $81,872 and $130,576 (2008 - $56,298 and $209,504) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company.

During the three and six months ended February 28, 2009, the Company received marketing services from the Vision Group of Companies (Vision), valued at approximately $105,732 and $236,668 (2008 - $139,207 and $363,474).  The principal of Vision is related to the Executive Chairman of the Company.

9

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

During the three and six months ended February 28, 2009, the Company incurred consulting services related to public relations from the Wilcox Group totalling approximately $0 and $0 (2008 - $61,210 and $108,561). A director of the Company is the principal of the Wilcox Group.

During the three and six months ended February 28, 2009, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. in the amount of $333,490 and $488,362 (2008 - $0 and $0) for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

8	Contracts and commitments

Advertising contract

In January 2009, the Company and Corus Entertainment Inc. (Corus) modified the arrangement under which the Company was committed to purchase advertising.  Under the modification, the Company has agreed to purchase advertising with a value of $8.2 million over five years in exchange for 125,000 common shares of the Company and future cash payments of $6.2 million.   In addition, the Company and Corus settled its outstanding obligation of $0.4 million for 25,568 common shares.  The common shares issuable were valued at $16 per share in accordance with the original terms of the arrangement.  The Company was obligated to pay the 2009 payment of $1,262,860 on execution of the modified arrangement and issue the shares when approval was received from the stock exchange.

As a result of the modifications, the future minimum cash payments related to advertising arrangements as follows:

$
2010	1,750,000
2011	1,500,000
2012	1,692,139
4,942,139

Service provider agreement

The Company and Accenture Inc. (Accenture) entered into new terms as of November 30, 2008, to be effective as of January 1, 2009, for the maintenance and development of the Company’s customer care and billing system. The existing terms remained in effect until December 31, 2008. Prior to the modifications, the Company had recorded a financial liability of $2.2 million related to prior services provided and interest thereon. Based on the modifications made to the future cash flows under the new terms, the Company has determined that the change in terms represented a substantial modification to the future cash flows related to the financial liability existing at November 30, 2008. This modification to the financial liability was accounted for as an extinguishment of the $2.2 million liability and recognition of a new financial liability at a fair value of $0.5 million. The difference of $1.7 million between the carrying value of the financial liability extinguished and the fair value of the new financial liability has been recognized as a gain which is included in operating expenses.

10

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

During the three months ended February 28, 2009, the Company made payments in the amount of $1.85 million for this contract. The remaining future minimum payments under the Accenture agreement (including for future services and financial liability) required under the agreement in aggregate and for each of the next six years are as follows

$
2009	1,400,000
2010	3,250,000
2011	3,250,000
2012	3,512,500
2013	3,687,500
2014	3,600,000
2015	100,000
18,800,000

9	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations:

	Three months ended		Six months ended
	February 28, 2009	February 29 2008	February 28, 2009	February 29 2008

(Increase) decrease in current assets
Accounts receivable	39,029	(980,366)	1,311,708	(1,117,930)
Inventory	102,571	571,542	67,297	1,697,220
Prepaid expenses	(1,991,130)	(352,009)	(1,962,553)	(821,916)
Increase (decrease) in liabilities
Accounts payable	(879,079)	(8,515,909)	5,819,508	(373,219)
Deferred revenue	2,271,371	4,008,781	2,804,885	5,845,742

Net change in non-cash working capital related to operations	(457,238)	(5,267,961)	8,040,845	5,229,897

11

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

10	Financial instruments and Capital Disclosures

Financial instruments

In addition to the information contained in note 16 to the financial statements for the year ended August 31, 2008, the following material updates follow:

	Carrying Values at February 28, 2009
	Held for Trading	Held to Maturity	Loans and Receivables	Other Financial Liabilities

Financial Assets
Cash	4,868,436	-	-	-
Short term investments	-	11,795,948	-	-
Restricted investments	-	4,000,000	-	-
Accounts receivable	-	-	4,226,640	-
	-	-	-	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	21,616,417
Senior debt, the liability component of borrowings under the credit facility and the liability component of convertible debt	-	-	-	150,391,848
	4,868,436	15,795,948	4,226,640	172,008,265

Liquidity Risk

The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

At February 28, 2009, the Company has a cash balance of $4,868,436, unrestricted short term investments of $11,795,948 and restricted investment - letter of credit of $4,000,000. Short-term investments are maintained in investments where there is a ready liquid market and have maturities of two to twelve months.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate significant revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner. While the Company believes that its current liquidity position is adequate to sustain the Company through the current economic climate, management is unable to predict the length and severity of the current economic downturn and how it may ultimately affect the Company’s ability to raise additional capital resources should the need arise.

12

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

The table below summarizes the Company’s financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):

	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Accounts payable and accrued liabilities	21,616	21,616	-	-	-
Principal on 12.75% Senior Notes	127,230	-	-	127,230
Principal on 8.0% Convertible Notes	20,000	-	-	-	20,000
Accenture agreement	275	-	-	-	275
NHL Agreement	3,783	-	2,545	1,238	-
XM Credit Facility	11,518	-	-	11,518	-
Total	184,422	21,616	2,545	139,986	20,275

Credit risk

The aging of accounts receivable considered past due, but not impaired, at the reporting date was:

	February 28, 2009 $	August 31, 2008 $
Neither past due nor impaired	3,000,998	4,362,480
Past due, not impaired	3,404,412	2,123,706
Allowance for doubtful accounts	(2,178,770)	(947,838)
	4,226,640	5,538,348

No past due accounts (outside of the normal course of operations) have been renegotiated with different terms.

The activity of the allowance for doubtful accounts for the period is as follows:

	February 28, 2009 $	August 31, 2008 $
Allowance for doubtful accounts - beginning of period	1,812,000	447,978
Bad debt expense	366,770	499,860
Allowance for doubtful accounts - end of period	2,178,770	947,838

The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada.

Fair Value

The carrying value of short-term investments, restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature. The carrying value of the senior notes is $124.9 million. The face value of the senior notes is $128.1 million while its fair value is approximately $25.8 million. The fair value is determined using the market prices of the publicly traded senior notes.

13

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
February 28, 2009

The carrying value of the credit facility is approximately $9.7 million. The face value of the credit facility is approximately $11.5 million while its fair value is approximately $11.5. The carrying value of the convertible debt is $15.7 million. The face value of the convertible debt is $20.0 million while its fair value is approximately $16.6 million. The fair values of the credit facility and convertible debt is estimated by discounting future cash flows, including interest payments, and using rates currently available for debt of similar terms and maturity.

Capital disclosures

The Company’s objectives when managing capital are to:

a) maintain financial flexibility to preserve its ability to meet financial obligations and growth objectives

b) maintain a capital structure that allows multiple financing options to the Company should a financing need arise.

The Company defines its capital and the carrying values as:

	February 28, 2009 $	August 31, 2008 $
Senior notes	124,915,128	103,400,012
Convertible debentures	15,729,431	15,276,172
XM credit facility	9,747,289	6,180,011
Shareholders’ equity	34,081,721	84,011,639
Cash	(4,868,436)	(6,344,793)
Short-term investments	(11,795,948)	(11,282,146)
	167,809,185	191,240,895

The basis for the Company’s capital structure is dependent on the Company’s expected growth, financial obligations and changes in the business. To maintain or adjust its capital structure, the Company may issue additional shares, raise debt or refinance existing debt with different characteristics.

The Company’s objectives and strategies are reviewed periodically and have remained unchanged over the past two completed fiscal years.

14

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Management’s discussion and analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three month period (the “second quarter”) and six month period (“year-to-date”) ended February 28, 2009. The MD&A should be read in conjunction with the unaudited Consolidated Financial Statements and Notes included herewith, and with our MD&A and audited consolidated financial statements and related notes thereto, included in the Company’s annual report for the year ended August 31, 2008.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and expressed in Canadian dollars.

This MD&A has been prepared as of April 8, 2009 at which time 22,415,462 Class A Subordinate Voting shares are outstanding and 81,428,133 Class B Voting shares are outstanding.

This MD&A contains the following sections:

Forward-Looking Disclaimer	1
Overview	2
Operating Definitions	3
Selected Financial Information	7
Results of Operations	9
Liquidity and Capital Resources	23
Contractual Commitments	26
Off-Balance Sheet Arrangements	26
Arrangements, Relationships and Transactions with Related Parties	26
Critical Accounting Policies and Estimates	28
Accounting Changes	29
Recent Accounting Pronouncements	30
Outstanding Share Data and Other Information	30

Forward-Looking Disclaimer

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.

Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian Securities Law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2008.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

Overview

Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner.

We offer 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in Toronto and Québec City. We continue to leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League (“NHL”) and our NHL Home Ice channel.

Our target market in Canada includes more than 25 million registered vehicles on the road, approximately 1.5 million new vehicles sold in 2008 and more than 12 million households. We are the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2009, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under Delphi, Pioneer and Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, The Source, Canadian Tire and other national and regional retailers.

The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

Highlights for the Second Quarter of 2009

The following are the highlights from the three months ended February 28, 2009 (compared to three months ended February 29, 2008):

•	Increased total subscribers by 29% to 508,700 from 395,400;

•	Increased revenue by 39% to $12.8 million from $9.2 million;

•	Improved automotive (“OEM”) gross subscriber additions by 13%;

•	Increased Self-Paying Subscribers by 40%;

•	Achieved Pre-Marketing Adjusted Operating Profit for the third consecutive quarter with an improvement of $1.9 million to $0.3 million from ($1.6 million);

•	Improved Adjusted Operating Loss by 34% to $6.0 million from $9.0 million.

U.S. Satellite Radio

As XM Satellite Radio Holdings Inc. (“XM”) and Sirius Satellite Radio Inc. have completed their business combination, forming Sirius XM Radio Inc. (“Sirius XM”) in the United States, we will diligently review the possible alternatives available to the Company to benefit our shareholders and customers.

We rely on XM, which is now being operated as a wholly-owned subsidiary of Sirius XM, for the provision of our satellite radio service.  Our success will depend on XM’s continued co-operation in providing programming content, satellite network and underlying technology. We are a standalone Canadian corporation and do not share Sirius XM’s financial liabilities.

Operating Definitions

(a)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.

(b)	Other Paying Subscribers:

(i)	subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for all or a portion of the trial period service; and

(ii)
subscribers who are accessing a portion of our programming through other subscription services that we are partnered with such as wireless (“Partnership Subscribers”). With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis.

Other Paying Subscribers, including Partnership Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, CPGA and SAC.  Revenue generated from Other Paying Subscribers contributes to other revenue in our results from operations.

(c)	OEM Promotional Subscribers:

(i)	subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers; and

(ii)
all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert OEM Promotional Subscribers into Self-Paying Subscribers.

(d)	Rental Car Subscriber: rental cars installed with XM satellite radio service for which the Company receives compensation.

(e)
Subscription Revenue: consists primarily of monthly subscription fees for our satellite radio service charged to consumers, commercial establishments and fleets and is recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by growth in our subscriber base but is also affected by fluctuations in the percentage of subscribers in our various discount plans as well as changes in our subscription rates.

(f)
Subscriber Acquisition Costs and SAC: includes subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by Self-Paying Subscriber gross additions for the period to calculate SAC. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our subscriber acquisition costs are captured in marketing.

(g)
Cost Per Gross Addition (CPGA): includes the amounts in SAC, as well as advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  CPGA is a measure of operational performance and not a measure of financial performance under GAAP. We believe CPGA is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our Consolidated Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in our financial statements. CPGA is primarily captured by the combination of subsidies & distribution, advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the number of Self-Paying Subscriber gross additions for the period to calculate average CPGA.

(h)
Average Monthly Subscription Revenue Per Subscriber (ARPU): derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under GAAP.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. ARPU may fluctuate based on promotions, changes in our subscription rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

(i)
Adjusted Operating Profit (Loss): defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.  We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent the current period allocation of non-cash costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by the parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance.

(j)
Pre-Marketing Adjusted Operating Profit (Loss): calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in (i) above). We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in our Consolidated Statement of Operations and Deficit.  We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

	Fiscal Year 2009
($000’s)	Q1	Q2
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(9,586)	(12,212)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,572	5,576
Stock-based compensation	690	610
Costs paid by parent company	60	61

Adjusted Operating Profit (Loss)	(3,264)	(5,965)
Add total marketing	5,731	6,262
Pre-Marketing Adjusted Operating Profit (Loss)	2,468	297

	Fiscal Year 2008
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(17,194)	(15,429)	(13,495)	(10,509)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,574	5,570	5,569	5,570
Stock-based compensation	1,072	770	763	783
Costs paid by parent company	54	56	57	58

Adjusted Operating Profit (Loss)	(10,494)	(9,033)	(7,106)	(4,098)
Add total marketing	7,039	7,426	5,827	6,114
Pre-Marketing Adjusted Operating Profit (Loss)	(3,455)	(1,607)	(1,279)	2,016

	Fiscal Year 2007
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(19,286)	(22,292)	(16,157)	(18,622)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,602	5,603	5,606	5,599
Stock-based compensation	845	842	720	736
Costs paid by parent company	49	51	52	53

Adjusted Operating Profit (Loss)	(12,790)	(15,796)	(9,779)	(12,234)
Add total marketing	6,266	9,260	5,048	7,935
Pre-Marketing Adjusted Operating Profit (Loss)	(6,524)	(6,536)	(4,731)	(4,299)

	12 Months Ended August 31,
($000’s)	2008	2007	2006
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(56,627)	(76,357)	(99,024)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	22,283	22,409	15,914
Stock-based Compensation	3,388	3,144	23,695
Costs paid by parent company	225	205	3,049

Adjusted Operating Profit (Loss)	(30,731)	(50,599)	(56,366)
Add total marketing	26,406	28,509	28,021
Pre-Marketing Adjusted Operating Profit (Loss)	(4,325)	(22,090)	(28,345)

Selected Financial Information

The following selected financial information has been derived from our unaudited consolidated financial statements and should be read in conjunction with our unaudited consolidated financial statements and related notes thereto.

	Second quarter		Year-to-date

	2009	2008	2009	2008
Revenue
Subscription	11,855,309	8,256,529	23,282,749	15,005,726
Activation	278,748	218,581	540,206	417,238
Equipment sales	167,646	210,367	348,591	1,179,747
Advertising & other revenue	478,139	510,126	1,064,959	738,843
Total revenue	12,779,842	9,195,603	25,236,505	17,341,554

Operating expenses
Cost of revenue
Revenue share & royalties	3,746,659	2,587,105	7,339,882	4,710,458
Customer care & billing operations	1,180,331	904,473	2,132,014	1,643,911
Cost of merchandise	459,890	675,678	850,253	2,338,008
Broadcast & operations	499,273	572,450	1,053,804	1,276,623
Programming & content	2,807,942	2,423,457	4,764,660	4,543,006
Total cost of revenue	8,694,095	7,163,163	16,140,613	14,512,006

General & administrative	3,848,842	3,696,235	8,243,321	8,001,780
Modification of service provider contract	-	-	(1,792,256)	-
Stock based compensation	610,725	770,077	1,301,088	1,842,447

Marketing
Support	943,933	729,412	1,805,413	1,483,257
Subsidies & distribution	2,961,539	3,152,861	5,112,135	6,116,216
Advertising & marketing	2,356,696	3,543,321	5,076,004	6,865,429
Total marketing	6,262,168	7,425,594	11,993,552	14,464,902

Amortization	5,576,017	5,569,664	11,148,331	11,143,675
Total operating expenses	24,991,847	24,624,733	47,034,649	49,964,810

Loss before the undernoted	(12,212,005)	(15,429,130)	(21,798,144)	(32,623,256)
Interest income	137,424	510,031	330,658	895,404
Interest expense	(5,152,434)	(4,344,093)	(10,008,554)	(8,067,836)
Revaluation of derivative
Foreign exchange gain / (loss)	(3,604,571)	1,495,028	(20,866,384)	5,870,484

Net loss and comprehensive loss for the period	(20,831,586)	(17,768,164)	(52,342,424)	(33,925,204)

The following is a summary of our quarterly results for past fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘09	Q2’09

Total revenue	12,457	12,780
Net income (loss)	(31,511)	(20,832)
Net income (loss) per basic and fully diluted share	(0.66)	(0.43)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘08	Q2 ‘08	Q3 ‘08	Q4 ‘08

Total revenue	8,146	9,196	10,336	11,780
Net income (loss)	(16,157)	(17,768)	(18,789)	(21,610)
Net income (loss) per basic and fully diluted share	(0.34)	(0.37)	(0.39)	(0.45)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘07	Q2 ‘07	Q3 ‘07	Q4 ‘07

Total revenue	3,839	4,862	5,711	6,833
Net income (loss)	(23,922)	(27,064)	(13,268)	(20,386)
Net income (loss) per basic and fully diluted share	(0.50)	(0.57)	(0.28)	(0.43)

Revenue grew by 3% from the first quarter of 2009 to the second quarter of 2009 and by 39% from the second quarter of 2008 compared to the second quarter of 2009. Growth was driven by growth in our subscriber base.

Results of Operations

The following table is a summary of some of the key financial and operating metrics that we use to help measure the success of operations. Please refer to the previous section Operating Definitions for definitions.

	Second quarter		First quarter
	Feb 28, 2009	Feb 29, 2008	Nov 30, 2008	Nov 30, 2007
Financial Metrics ($000s)
Revenue	12,780	9,196	12,457	8,146
Adjusted Operating Profit (Loss)	(5,965)	(9,033)	(3,264)	(10,494)

Operating Metrics
Total Subscribers	508,700	395,400	514,500	350,300
ARPU	$11.50	$11.61	$11.94	$11.27
SAC	$78	$63	$59	$92
CPGA	$136	$136	$130	$181

Subscribers

As at February 28, 2009, we had total subscribers of 508,700, representing 447,100 Paying Subscribers, 52,900 OEM Promotional Subscribers and 8,700 Rental Car Subscribers. Included in the 447,100 Paying Subscribers, which are the primary source of the Company’s revenue, is 351,200 Self-Paying Subscribers and 95,900 Other Paying Subscribers. Total Self-Paying Subscribers increased 40% versus the second quarter of 2008, driven largely by growth in OEM gross additions. While Other Paying Subscribers increased 4% versus the second quarter of 2008, there was a slight decline in this category compared to the first quarter of 2009 resulting from lower wireless subscribers. While we expect wireless subscribers to continue to grow on an annual basis, there may be some intermittent decline in wireless subscribers during the period due to timing of seasonal promotions from our wireless partners.

ARPU

($)

ARPU was $11.50 and $11.61 for the second quarters of 2009 and 2008, respectively, representing a decline of 1% year-over-year due to the fact that there were fewer days in the second quarter of 2009. After adjusting the second quarter of 2008 to 90 days (contained 91 days due to the leap-year), ARPU would have been $11.48, slightly lower than the second quarter of 2009.

ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. Over the past three quarters ARPU has remained relatively consistent. As we continue to grow the business we anticipate that ARPU may fluctuate due to multi-year plans and promotional discounts to attract and retain our self-paying subscriber base.

Deferred Revenue (Short-Term and Long-Term) on Balance Sheet

($ millions)

The amount of deferred revenue on our balance sheet includes cash received on the purchase of service plans as well as the unamortized amount of activation revenue, which is typically amortized over 40 months. A majority of the balance is from the prepayment of service plans. As a contributing factor towards positive working capital for our business, we strategically offer discounted service plans to incent long-term prepayment.

Our short-term and long-term deferred revenue balance on our balance sheet has increased by approximately $6.4 million over the past 12 months. We attribute this to the growing number of months that customers typically prepay for service, as well as our growing subscriber base. As we continue to grow our subscriber base and increase the number of subscribers on our prepayment plan of 1 year and longer, we expect the deferred revenue balance to continue to increase. However, the pace of growth ultimately depends on the pace of Self-Paying Subscriber growth.

Revenue

Revenue includes Subscription Revenue, activation fees, the sale of merchandise through our direct fulfillment channel, advertising revenue from our Canadian-produced channels and other revenue from Partnership Subscribers.

($ millions)

•
Second quarter: Revenue increased $3.6 million, or 39%, to $12.8 million from $9.2 million for the second quarters of 2009 and 2008, respectively. The increase was mostly attributable to our growing subscriber base.

•	Year-to-date: On a year-to-date basis, revenue increased $7.9 million, or 46%, to $25.2 million in 2009 from $17.3 million in 2008. The increase was mostly attributable to our growing subscriber base.

Cost of Revenue

For the second quarters of 2009 and 2008, cost of revenue was $8.7 million and $7.2 million, respectively, an increase of $1.5 million, or 21%.  On a year-to-date basis, cost of revenue was $16.1 million in 2009 and $14.5 million in 2008, an increase of $1.6 million, or 11%. Cost of revenue is comprised of the following:

Revenue share & royalties - Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, residual commissions paid to distribution partners and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•
Second quarter: Revenue share & royalties increased $1.2 million, or 45%, to $3.8 million from $2.6 million for the second quarters of 2009 and 2008, respectively. This increase is directly attributable to our growing revenue and subscriber base. Revenue share & royalties as a percentage of total revenues were 29% and 28% for the second quarters of 2009 and 2008, respectively. We expect revenue share & royalties as a percentage of total revenues to increase slightly during the second half of the fiscal year as a revenue sharing agreement with one of our OEM partners takes effect.

•
Year-to-date: On a year-to-date basis, revenue share & royalties increased $2.6 million, or 56%, to $7.3 million in 2009 from $4.7 million in 2008. This increase is attributable to our growing revenue and subscriber base. Revenue share & royalties as a percentage of total revenues were 29% and 27% for six months of 2009 and 2008, respectively. Going forward, we expect revenue share & royalties as a percentage of total revenues to increase once a revenue sharing agreement with one of our OEM partners takes effect.

Customer care & billing operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and invoice satellite radio subscribers.

•
Second quarter: Customer care & billing operations increased $0.3 million, or 31%, to $1.2 million from $0.9 million for the second quarters of 2009 and 2008, respectively. These costs are primarily driven by the volume derived from our growing subscriber base.

•
Year-to-date: On a year-to-date basis, customer care & billing operations increased $0.5 million, or 30%, to $2.1 million in 2009 from $1.6 million in 2008. These costs are primarily driven by call volumes as a result of our growing subscriber base as well as higher than normal call volumes associated with the rollout of our improved channel lineup in the first quarter of 2009.

•	The average cost of customer care & billing operations per Self-Paying Subscriber decreased $0.13, or 10%, to $1.14 from $1.27 for the second quarters of 2009 and 2008, respectively.

Customer Care & Billing Operations per Self-Paying Subscriber

Cost of merchandise - We sell merchandise direct to employees, friends and family, under normal business terms, to existing subscribers who purchase additional radios, and to commercial accounts through our direct fulfillment channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Second quarter: Cost of merchandise decreased $0.2 million, or 32%, to $0.5 million from $0.7 million for the second quarters of 2009 and 2008, respectively. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts.

•
Year-to-date; On a year-to-date basis, cost of merchandise decreased $1.5 million, or 64%, to $0.9 million in 2009 from $2.3 million in 2008. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts. During the first quarter of 2008 we sold approximately 20,000 radios to new subscribers and other distributors through our direct channel.

Broadcast & operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios.  Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels.  Operations expenses include facilities, operating costs for the repeater network and information technology expenses related to the broadcast facilities.

•
Second quarter: Broadcast & operations decreased $0.1 million, or 13%, to $0.5 million from $0.6 million for the second quarters of 2009 and 2008, respectively. Timing of maintenance and repairs on our broadcast repeaters will fluctuate quarter to quarter.

•	Year-to-date: On a year-to-date basis, broadcast & operations decreased $0.2 million, or 18%, to $1.1 million in 2009 from $1.3 million in 2008.

•
The average cost of broadcast & operations per Self-Paying Subscriber decreased $0.33, or 40%, to $0.48 from $0.81 for the second quarters of 2009 and 2008, respectively.  We expect broadcast and operations to continue to decrease on an average cost per Self-Paying Subscriber basis as these costs do not increase proportionally to the growth in our subscriber base.

Broadcast & Operations per Self-Paying Subscriber

Programming & content - Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition.  We view programming & content as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives. The NHL was launched on XM in November 2005.  NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same nine month period.

•
Second quarter: Programming & content increased $0.4 million, or 16%, to $2.8 million from $2.4 million for the second quarters of 2009 and 2008, respectively. This increase is a result of higher costs associated with the NHL license agreement resulting from unfavorable exchange rate changes during the quarter, as these costs are paid in US dollars.

•
Year-to-date: On a year-to-date basis, programming & content increased $0.2 million, or 5%, to $4.8 million in 2009 from $4.5 million in 2008. This increase is a result of higher costs associated with the NHL license agreement resulting from unfavorable exchange rate changes during the year, as these costs are paid in US dollars.

Marketing - Marketing expenses decreased $1.2 million, or 16%, to $6.3 million from $7.4 million for the second quarters of 2009 and 2008, respectively. This decrease is due to lower subsidies and distribution costs compared to the prior year as well as a direct result of our continued efforts to optimize marketing by shifting our focus from general awareness campaigns to in-store promotions and direct marketing campaigns. Marketing costs consist of the direct cost to acquire a subscriber, including subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of our service.  Marketing also includes the cost of marketing staff.

Marketing support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the XM brand.

•
Second quarter: Marketing support increased $0.2 million, or 29%, to $0.9 million from $0.7 million for the second quarters of 2009 and 2008, respectively. This increase is due to a reallocation of costs from advertising and marketing to marketing support. This reallocation of expenses is due to the Company’s decision to in-source its field marketing staff at the beginning of the fiscal year in order to improve efficiencies and reduce costs.

•
Year-to-date: On a year-to-date basis, marketing support increased $0.3 million, or 22%, to $1.8 million in 2009 from $1.5 million in 2008. This increase is due to a reallocation of costs from advertising and marketing to marketing support. This reallocation of expenses is as a result of the Company’s decision to in-source field marketing staff at the beginning of the fiscal year in order to improve efficiencies and reduce costs.

Subsidies & distribution - These direct costs include the subsidization of radios, commissions paid with respect to the sale and activation of radios, and certain promotional costs.

•
Second quarter: Subsidies & distribution costs decreased $0.2 million, or 6%, to $3.0 million from $3.2 million for the second quarters of 2009 and 2008, respectively. Subsidies & distribution expenses decreased due to lower costs at retail resulting from lower gross additions in the period compared to the prior year. .

•
Year-to-date: On a year-to-date basis, subsidies and distribution costs decreased $1.0 million, or 16%, to $5.1 million in 2009 from $6.1 million in 2008. Subsidies & distribution expenses decreased due to lower costs at retail resulting from lower gross additions in the period compared to the prior year.

SAC

Per Subscriber Acquisition Costs - SAC was $78 and $63 for the second quarters of 2009 and 2008, respectively. The increase in SAC is attributable to a one time charge taken during the quarter to reflect the end of life for a particular stock keeping unit produced by one of our manufacturers. This charge has been reflected in our subsidies and distribution costs for the current quarter.

Advertising & marketing - We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, co-operative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Second quarter: Advertising and marketing decreased $1.2 million, or 34%, to $2.4 million from $3.5 million for the second quarters of 2009 and 2008, respectively. Advertising & marketing decreased due to lower spend on retail and general advertising & marketing offset by higher spend on the automotive channel.

•
Year-to-date: On a year-to-date basis, advertising & marketing decreased $1.8 million, or 26%, to $5.1 million in 2009 from $6.9 million in 2008. Advertising & marketing decreased due to lower spend on retail and general advertising & marketing offset by higher spend on the automotive channel.

CPGA

Cost Per Gross Addition - CPGA was flat on a year-over-year basis. Although total marketing costs declined significantly compared to the second quarter of 2008, CPGA remained unchanged due to lower gross subscriber additions in the quarter compared to the same period last year. While we expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels, our ultimate success depends on our ability to continue to drive gross subscriber additions during these challenging economic times.

General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, bad debt expense, office occupancy expenses and other corporate expenses.

•
Second quarter: General & administrative expenses increased $0.1 million, or 4%, to $3.8 million from $3.7 million for the second quarters of 2009 and 2008, respectively. General & administrative expenses consist of the following:

•	Compensation decreased by $0.1 million, to $1.0 million from $1.1 million for the second quarters of 2009 and 2008, respectively.

•
IT support and processing costs remained relatively constant at $1.4 million compared to the same period prior year due in part to successful renegotiation of our service contract with our service provider, which occurred in the first quarter of 2009.

•
Other expenses increased by $0.2 million, to $1.4 million from $1.2 million for the second quarters of 2009 and 2008, respectively. Other expenses increased primarily due to an increase in bad debt provisions.

•
Year-to-date: On a year-to-date basis, general & administrative expenses increased $0.2 million, or 3%, to $8.2 million in 2009 from $8.0 million in 2008. General & administrative expenses consist of the following:

•	Compensation expense decreased by $0.2 million, to $2.0 million in 2009 from $2.2 million in 2008.

•	IT support and processing costs decreased by $0.1 million, to $2.8 million in 2009 from $2.9 million in 2008.

•	Other expenses increased by $0.6 million, to $3.5 million in 2009 from $2.9 million in 2008. Other expenses increased primarily due to an increase in bad debt provisions.

•
The average cost of general & administrative per Self-Paying Subscriber decreased $1.48, or 28%, to $3.72 from $5.20 for the second quarters of 2009 and 2008, respectively. We expect the average cost of general & administrative per Self-Paying Subscriber to continue to trend downwards as our subscriber base increases since we do not anticipate any significant increase in general & administrative expenses going forward.

General & Administrative Expenses per Self-Paying Subscriber

Modification of a Service Provider Contract

These are one-time savings that occurred in the first quarter of 2009 and are associated with the change in terms of a contract with one of our service providers.

Stock-based Compensation

These are expenses related to the issuance of stock options.

•	Second quarter: Stock option expenses decreased $0.2 million, to $0.6 million from $0.8 million for the second quarters of 2009 and 2008, respectively.

•
Year-to-date: On a year-to-date basis, stock option expenses decreased $0.5 million, to $1.3 million in 2009 from $1.8 million in 2008. Stock option expense declined compared to the same period prior year because a higher than usual number of options was granted to two members of the management team during the first quarter of 2008 and those options were immediately expensed. There were no significant option grants in the first half of fiscal 2009.

Adjusted Operating Profit (Loss)

($ millions)

Adjusted Operating Profit (Loss) - We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Second quarter: Adjusted Operating Profit (Loss) improved $3.0 million, to ($6.0 million) from ($9.0 million) for the second quarters of 2009 and 2008, respectively. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $3.6 million revenue improvement and a reduction of $1.2 million in marketing expenses versus the second quarter of 2008 offset by a $1.5 million increase in cost of revenue. As we continue to grow our revenue and manage programming, general & administrative and marketing costs, we expect Adjusted Operating Profit (Loss) to continue to improve.

•
Year-to-date: On a year-to-date basis, Adjusted Operating Profit (Loss) improved $10.3 million, to ($9.2 million) in 2009 from ($19.5 million) in 2008. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $7.9 million revenue improvement, a one-time savings of $1.8 million as a result of modification of a service provider contract and a reduction of $2.5 million in marketing expenses versus the first six months of 2008 offset by an increase of $1.6 million in cost of revenue.

Pre-Marketing Adjusted Operating Profit (Loss)

($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) - We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Second quarter: Pre-Marketing Adjusted Operating Profit (Loss) improved $1.9 million, to $0.3 million from ($1.6 million) for the second quarters of 2009 and 2008, respectively. This quarter is the third consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve.

•	Year-to-date: On a year-to-date basis, Pre-Marketing Adjusted Operating Profit (Loss) improved $7.9 million, to $2.8 million in 2009 from ($5.1 million) in 2008.

Net Non-Operating Expenses

Interest Expense - Interest expense includes costs associated with our US$100 million senior notes, $20 million unsecured subordinated convertible notes (“Convertible Notes”), and other interest bearing obligations including the XM credit facility.

•
Second quarter: Interest expense increased $0.9 million, to $5.2 million from $4.3 million for the second quarters of 2009 and 2008, respectively. The primary increase in interest expense is due to the softening of the Canadian dollar relative to the US dollar as interest payments for the US$100 million senior notes are paid in US dollars. Interest expense also increased compared to the prior year due to the higher balance drawn on the XM credit facility.

•
Year-to-date: On a year-to-date basis, interest expense increased $1.9 million, to $10.0 million in 2009 from $8.1 million in 2008. The primary increase in interest expense is due to the softening of the Canadian dollar relative to the US dollar as interest payments for the US$100 million senior notes are paid in US dollars. Interest expense also increased compared to the prior year due to the higher balance owed on the XM credit facility.

Interest Income: Interest income includes income from our cash balances and restricted investments.

•
Second quarter: Interest income decreased $0.4 million, to $0.1 million from $0.5 million for the second quarters of 2009 and 2008, respectively. The decrease in interest income in the second quarter of 2009 compared to the second quarter of 2008 is due to the decline in the Company’s short term and restricted investments during the period.

•
Year-to-date: On a year-to-date basis, interest income decreased $0.6 million, to $0.3 million in 2009 from $0.9 million in 2008. The decrease in interest income in the second quarter of 2009 compared to the second quarter of 2008 is due to the decline in the Company’s short term and restricted investments during the period.

Foreign Exchange Gain (Loss): Includes costs or gains associated with our senior notes, restricted investment, short-term investments and cash balances, which are denominated in US dollars.

•
Second quarter: Foreign exchange gain (loss) was ($3.6 million) and $1.5 million for the second quarters of 2009 and 2008, respectively. The foreign exchange loss in the second quarter of 2009 was due to the softening of the Canadian dollar versus the US dollar during this period.

•
Year-to-date: Foreign exchange gain (loss) was ($20.9 million) in 2009 and $5.9 million in 2008. The foreign exchange loss in the first half of 2009 was due to the softening of the Canadian dollar versus the US dollar during this period.

Liquidity and Capital Resources

Change in Cash and Short-term and Restricted Investments, excluding Convertible Notes

($ in millions)

At the end of the second quarter of 2009, the Company had total cash, short-term investments and investments secured for a letter of credit of $20.7 million. Cash, short-term investments and investments secured for a letter of credit, decreased $1.4 million in the second quarter of 2009 compared to the first quarter of 2009. We attribute this decrease to higher cash usage for costs paid in US dollars, as a result of the weakening Canadian dollar versus the US dollar as well as higher cash costs to fund continued growth.

At February 28, 2009, the Company had financial assets of $24.9 million comprised of cash, short-term investments, restricted investments and accounts receivables. Short-term investments which represented 47% of financial assets or $11.8 million are invested in short-term securities of highly rated Canadian issuers and are not exposed to interest rates fluctuations. Accounts receivable of $4.2 million net of allowance for doubtful accounts is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. During the normal course of business we continually review our subscriber receivables and believe that our current allowance for uncollectible accounts is sufficient based on our collection history and our assessment of current economic conditions. As our business grows we expect our trade accounts receivable balance will continue to grow as well. Throughout the year, our accounts payable and accrued liabilities may fluctuate as the Company effectively manages its working capital. Accounts payable and accrued liabilities increased by $1.0 million, from $20.6 million as at August 31, 2008 to $21.6 million as at February 28,2009.

We continue to believe that our current liquidity and cash resources will be sufficient to cover our funding needs until we reach consistent positive free cash flow. This is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. We make the above assessment despite credit and liquidity issues that are currently impacting the global economy, based on the following:

•	Our capital expenditure requirements in the next few years are not significant.

•	Our current debt maturities are 2012 and beyond, which obviates the need to roll over existing debt in the near term.

•	We will continue to draw down on the XM Credit Facility (as defined below).

•	Our current business plans do not anticipate any additional capital funding requirements in the near term.

Our current business plan includes consideration for an economic downturn and our ability to continue to generate significant revenue growth. More specifically, our plan is designed to increase subscribers and revenues while reducing CPGA and fixed expenditures. While we believe our assumptions are reasonable, they do contain elements of uncertainty that may prompt us to change our positive stance should there be a protracted economic downturn. We continuously review and update our business plan and financial projections including performing sensitivity analysis to mimic potentially unfavorable economic outcomes. This review process may result in changes to our business plan and financial projections which may materially change our cash requirements or delay achievement of sustained positive free cash flow. Our financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Growth in revenue as we continue to add Self-Paying Subscribers;

•	A reduction in CPGA;

•	Improvement of the Company’s efficiencies and a reduction of costs from suppliers;

•	Contractual obligations;

•	Utilization of the XM Credit Facility (defined below); and

•	Sale of multi-year plans.

A change in any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Our ability to obtain additional funding depends on several factors including future market conditions, our success or lack of success in developing, implementing and marketing our satellite audio service and data services. If we fail to obtain necessary financing on a timely basis, a number of adverse effects could occur, or we may have to revise our business plan. However, we are confident today that our projections will be met.

We have a $45 million standby credit facility from XM that can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees (the “XM Credit Facility”).  The facility matures on December 31, 2012 at which time XM has a right to convert unpaid principal amounts into Class A Subordinate Voting Shares, subject to regulatory approval. The Company has drawn on the XM Credit Facility for the payment of license fees, purchase of repeater equipment parts and accrued interest. As at February 28, 2009, we have drawn approximately $11.5 million against this credit facility. We expect to continue to utilize the XM Credit Facility during the balance of fiscal 2009.

Operating Activities: Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

•
During the second fiscal quarter of 2009, cash used in operating activities was ($9.5 million), consisting of a net loss of $20.8 million adjusted for net non-cash expenses of $11.8 million and a $0.5 million use of working capital. As we continue to grow our subscriber base, we expect operating losses to decrease. Given the seasonal nature of our business, we do not expect that the Company will generate cash from operating activities in every quarter going forward.

•
During the first six months of 2009, cash provided from operating activities was ($9.0 million), consisting of a net loss of $52.3 million adjusted for net non-cash expenses of $35.3 million and an $8.0 million source from working capital. As we continue to grow our customer base and manage our costs, we expect operating losses to decrease, however, the achievement of operating profits could be further delayed should the Company experience a significant decline or stagnation of growth in net subscriber additions.

Investing Activities: Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

•	During the second fiscal quarter of 2009, cash from investing activities was $8.0 million, which represented the payment of interest from restricted investments.

•
During the first six months of 2009, cash from investing activities was $7.6 million, which represented the payment of interest from restricted investments offset by a net purchase of $0.5 million of short term investments.

Financing Activities: Financing activities primarily consist of net proceeds from debt and equity financing.

•	During the first half of 2009, there were no financing activities.

Contractual Commitments

We have entered into a number of leases and other contractual commitments.  The following table summarizes our outstanding contractual commitments as of February 28, 2009 (in $000’s):

	Total(1)	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
NHL agreement	69,658	7,061	19,562	25,732	17,303
Principal on 12.75% Senior Notes	127,230	0	0	127,230	-
Interest on 12.75% Senior Notes	81,109	16,222	32,444	32,444	-
Principal on 8.0% Convertible Notes	20,000	0	0	0	20,000
Interest on 8.0% Convertible Notes	9,133	1,600	3,200	3,200	1,133
Operating leases	4,397	1,199	1,553	441	1,204
Marketing & advertising(2)	42,412	5,171	10,220	7,456	19,565
Information technology	19,306	3,252	6,591	7,288	2,175
Other	2,234	1,359	500	375	0
XM Credit Facility	11,518			11,518
	386,997	35,864	74,069	215,683	61,381
__________________
Notes:

(1) In connection with our broadcasting license, amended February 10, 2006, we are required to contribute to, or make payments based on a minimum of 5% of revenues over the six year license term towards, Canadian talent development. In addition, the Company will be required to make certain music programming royalty payments to Canadian copyright collectives. The specific amounts payable under these arrangements are negotiated on a periodic basis. These arrangements have not been included in the table above due to the variability of the commitments.

 (2) In January 2009, the Company and Corus Entertainment Inc (Corus) completed an agreement for the Company to purchase advertising over a five year term. The Company had an existing agreement with Corus that ended in December 2008. Under the new agreement, the Company will purchase $8.2 million of advertising over the five year term for cash payments and shares issued by the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

For the second quarter and year-to-date, the Company had the following transactions with related parties, which were in the normal course of operations.

As at February 28, 2008, XM had a 23.3% ownership interest in the Company.

The Company entered into a license agreement and a technical services agreement with XM in fiscal 2006. During the three and six months ended February 28, 2009, the Company incurred approximately $2,156,691 and $4,160,269 (2008 - $1,440,167 and $2,638,450) in expenses related to the license agreement. During the three and six months ended February 28, 2009, the Company incurred expenses of approximately $147,752 and $285,467 (2008 - $112,800 and $225,600), related to technical services.

During the three and six months ended February 28, 2009, the Company also incurred approximately $75,891 and $343,601 (2008 - $636,900 and $1,104,006) related to the reimbursement of call center and other charges paid on CSR’s behalf.

The following amount included in accounts payable, is due to XM in respect of fees under the license agreement related to subscriber revenues and activation charges, fees under the technical services agreement, and the reimbursement of call centre and other charges paid on the Company’s behalf.

	February 28, 2009	August 31, 2008
Accounts payable to XM	$1,109,223	$2,244,960

During the three and six months ended February 28, 2009, the Company utilized $2,026,562 and $3,887,972 (2008 - $2,762,401 and $3,766,016) under the XM Credit Facility.  This facility is to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  Details of the XM Credit Facility are included in note 4 of the Interim Consolidated Financial Statements.

During the three and six months ended February 28, 2009, the Company received printing services from AMI Printing valued at approximately $198 and $6,902 (2008 - $49,489 and $136,343), incurred costs related to business events from Knightsbridge Invesments,  totalling approximately $57,200 and $57,200 (2008 - $7,700 and $7,700),sold approximately $0 and $0 (2008 - $112,650 and $174,285) of advertising to Priszm LP  , and has an annual payroll services agreement with Priszm LP totalling $35,000.  The Company’s Chief Executive Chairman has a direct or indirect ownership interest in the Companies described above.  In addition, the Company incurred $81,872 and $130,576 (2008 - $56,298 and $209,504) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company.

During the three and months ended February 28 2009, the Company received marketing services from the Vision Group of Companies (Vision), valued at approximately $105,732 and $236,668 (2008 - $139,207 and $363,474).  The principal of Vision is related to the Executive Chairman of the Company.

During the three and six months ended February 28, 2009, the Company incurred consulting services related to public relations from the Wilcox Group totaling approximately $0 and $0 (2008 - $61,210 and $108,561). A director of the Company is the principal of the Wilcox Group.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, asset retirement obligations and royalties to artists are critical accounting estimates.

Intangibles and Long-Lived Assets

We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimates which cause the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.   The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee that is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s judgment and experience in the United States. We expect to refine this estimate as more data becomes available. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Accrued Royalties to Artists

We have accrued a liability for amounts expected to be owed for royalties with the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique, The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada Inc. and The Canadian Musical Reproduction Rights Agency Ltd.  While we believe that these accruals are adequate, the use of different estimates could have a significant impact on our results of operations.

Asset Retirement Obligations

We have recorded asset retirement obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of their respective lease terms.   Accruals have been made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of the lease, the present value of the expected future cash payments related to the asset retirement.   We believe that the assumptions used for these accruals are reasonable based on information currently available, but changes to these assumptions could impact the asset retirement obligation balance in future periods.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at February 28, 2009, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended February 28, 2009, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Accounting Changes

In March 2007, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. There was no effect on the financial statements when the new standard was adopted on September 1, 2008.

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company has adopted this new standard effective September 1, 2008. Capital disclosures are described in note 10.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Corporation for annual periods beginning after January 1, 2008. The Company adopted this new guidance effective September 1, 2008.

Recent Accounting Pronouncements

In February 2008, The CICA has issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged.  The Company will adopt this standard in the year ending August 31, 2010.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at April 8, 2009, we had 22,415,462 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 3,185,000 stock options are outstanding under the Company’s stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2008, is available on SEDAR at www.sedar.com.